

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Mr. Charles E. Peters, Jr.
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re: Red Hat, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2011**
> **Filed April 29, 2011**
> **File No. 001-33162**

Dear Mr. Peters:

We have reviewed your letter dated August 8, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 19, 2011.

Form 10-K for the fiscal year ended February 28, 2011

Consolidated Financial Statements

Note 20 – Segment Reporting, page 99

1. We note your narrative analysis and Exhibit A provided in response to prior comment 2. Your quantitative analysis did not include the revenue growth rates for FY 2007 and it appears the resulting 5-year compound annual growth rates ("CAGR") provided are actually 4-year CAGRs. As FY 2007 and FY 2008 had significantly larger variances among the segments in terms of revenue growth rates and gross profit margins it is not

clear how you considered the underlying reasons for the differences during those periods in concluding that the segments have essentially similar economic future prospects.

2. We note your Exhibit C, provided under separate cover in response to prior comment 3, is an example of the discrete financial data provided to your chief operating decision maker ("CODM") on a regular basis. It appears that your CODM regularly reviews discrete financial information for your Latin America operations that includes the principal financial measures that your CODM uses to evaluate operating segment performance and allocate resources. Please tell us how you considered whether your Latin America operations meet the definition of an operating segment as defined in ASC 280-10-50-1. If you conclude that your Latin America operations is an operating segment, provide us with your analysis supporting the conclusion that aggregation of this operating segment is appropriate, including an updated quantitative analysis of the historical information for the past 5 years regarding revenue growth rates and gross margins. Refer to ASC 280-10-50-10 through 50-13.

3. As a related matter, in your risk factor disclosure on page 27 you indicate that the company derives "a portion" of its revenues from U.S. government agencies and that termination of, or delayed or reduced funding for, programs or contracts from which revenues are derived could adversely affect the company's business and financial performance. Please tell us the approximate percentage of revenues for the periods presented generated from the U.S. federal government and its agencies and tell us whether the U.S. federal government would be considered a major customer as described in ASC 280-10-50-42.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief